Exhibit 99.1

Transcript of Investor Conference Call held on December 11, 2014:

OPERATOR: Good morning and welcome to the Renasant Corporation Investor Relations Conference Call and Webcast. All participants will be in a listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note this event is being recorded.

I would now like to turn the conference over to Kevin Chapman, Chief Financial Officer. Please go ahead.

MR. CHAPMAN: Thank you, Emily and good morning, everyone, and thank you for joining us this morning for Renasant’s conference call.

Before we begin, let me remind you that some of our comments during the call may be forward-looking statements, which may involve risk and uncertainty. A number of factors could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements.

Those factors include, but are not limited to, interest rate fluctuations, regulatory changes, portfolio performance and other factors discussed in our recent filings with the SEC. We undertake no obligation to update or revise these forward-looking statements to reflect changes – changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

And now, I’d like to turn the call over to Robin McGraw, Chairman and CEO of Renasant Corporation.

MR. MCGRAW: Thank you, Kevin. Good morning everyone and thank you for your participation in today’s conference call. With me today in Albany, Georgia, from Renasant is Kevin Chapman, our CFO who you just heard; Mitch Waycaster, our Chief Administrative Officer; Mike Ross, Regional President and Chief Commercial Officer.

Also with me today from Heritage Financial Group is Len Dorminey, President and CEO; Heath Fountain, CFO; David Durland, Chief Banking Officer; and Mitchell Smith, Chief Credit Officer.

Today it is with great excitement and anticipation that we announced Renasant Corporation’s definitive merger agreement to acquire Heritage Financial Group, Inc., a bank holding company headquartered in Albany, Georgia, and the parent of HeritageBank of the South, a Georgia savings bank.

As of September 30, 2014, Heritage had assets of approximately $1.9 billion, gross loans of $1.2 billion, and deposits of $1.3 billion, and currently operates 48 banking, mortgage and investment offices in Georgia, Alabama, and Florida. Upon completion of the transaction, the combined

Exhibit 99.1

company will have approximately $7.5 billion in total assets, $5.2 billion in gross loans, and $6.1 billion in deposits with 171 banking, mortgage, insurance, wealth management and investment offices in Mississippi, Alabama, Tennessee, Georgia, and Florida.

The merger will solidify Renasant as one of the largest community banks operating in the Southeast with significant other business lines including insurance, mortgage, and wealth management. Additionally, the merger will provide a stable source of low-cost core deposits that are expected to support and enhance Renasant’s future growth activities.

This merger between Renasant and Heritage adds branch and mortgage locations to our legacy markets of Birmingham and Atlanta, while providing for our entry into several attractive new markets in Alabama, Georgia, and Florida. This merger will expand our market share, earnings growth and profitability and is expected to greatly benefit our current and future clients with expanded locations, services, and products. Heritage is a community bank with a proven track record of success in serving their clients and communities, and we look forward to completing this acquisition.

In addition, we believe this merger creates an opportunity for significant cost saves and future earnings growth, through combining two already strong community banking institutions. We believe that with our successful track record in our Mississippi, Tennessee, Alabama, and Georgia mergers, we now have a consistent transition process that will help mitigate integration risk during the Heritage mergers. This acquisition accelerates runs on its long-term earnings growth rate, provides us with new experienced banking team members and quality bank branches along with the opportunity to sell Renasant’s broad array of banking and insurance products to Heritage’s current client base. We’re extremely excited that Len Dorminey will be our Chief Executive – will join our executive management team. He will add a considerable depth to our executive management team, and his banking knowledge will be of great benefit to our company.

Now, I’d like to introduce Len Dorminey, President and CEO of Heritage for a few comments. Len.

MR. DORMINEY: Thank you, Robin, and good morning, everyone. We too are very excited about this new partnership between Heritage and Renasant. As Robin had previously mentioned, Heritage and Renasant have a likeminded community approach to banking, our cultures are both very closely aligned, and we share a common philosophy on how we serve our clients and team members. We believe the combination of Heritage and Renasant will create a much stronger competitor in all of our markets and will provide us with the resources to enhance our growth plans going forward.

We look forward to this new partnership for all of our stakeholders including our team members, our clients and our shareholders, and we anticipate a successful integration and smooth transition as we become a part of the Renasant team. Robin.

Exhibit 99.1

MR. MCGRAW: Thank you, Len. We welcome your leadership to Renasant and look forward to the successful partnership as well. And looking at specific terms of the merger agreement, the Heritage stockholder will receive 0.9226 shares [NOTE: THIS IS AN ERROR; THE ACTUAL EXCHANGE RATIO IS 0.9266 SHARES] of Renasant common stock for each share of Heritage common stock, and the merger is expected to qualify as a tax free reorganization for the Heritage shareholders. Based on Renasant’s 20 -day average closing price of $29.14 per share as of December 9, 2014, the aggregate common stock consideration is approximately $258 million or $27.00 per share. Under the proposed terms, the transaction is expected to be immediately accretive to Renasant’s estimated earnings per share with the estimated tangible book value dilution being earned back in less than two years.

The Boards of Directors of Renasant and Heritage have both approved the transaction. We expect the merger to close during the second quarter of 2015 and is subject to Renasant and Heritage shareholders’ approval, regulatory approval, and other conditions set forth in the merger agreement. Pursuant to the terms of the merger agreement, Heritage Bank will merge with and into Renasant Bank immediately after the merger of Heritage with and into Renasant.

Now Emily, I will turn it back over to you, and we’ll be happy to answer any questions about this merger announcement.

OPERATOR: Thank you. We will now begin the question and answer session. [Operator Instructions] Catherine Mealor of KBW. Please go ahead.

MS. MEALOR: Good morning, everyone and congrats on the acquisition.

MR. MCGRAW: Thank you, Catherine. Good morning.

MS. MEALOR: I have two modeling questions for you. First is, how should we think about the fair value mark and accretable yield on HBOS’s acquired book? And then secondly, Heritage has been growing at about a 17% growth rate over the past couple of years. How should we think about what growth rate you’re assuming on the franchise to get to your double-digit accretion estimates? Thank you.

MR. CHAPMAN: Hi, Catherine. This is, Kevin. And just looking at their book, since those assets were already at fair value, we really didn’t adjust their scheduled accretion. But those will remain static or be indicative of what they’ve been recording in the past. And then, just looking at balance sheet growth, Heritage has been growing. They have been growing in a variety of areas. If you actually look at what they’ve done over the last couple of years and what we’ve done, there is a lot of similar philosophy as to how they’ve been growing. So, I think if you look at what we’re projected to grow at as far as our loans as well as our loans net of acquired run off, those trajectories will be very similar to one another.

Exhibit 99.1

MS. MEALOR: Okay . Got it. And then, I just wanted to double check - in your press release you said third quarter close – and Robin, I think you just mentioned second quarter, just want to see when you all believe the deal may close?

MR. MCGRAW: We think it will be late second quarter or early third.

MS. MEALOR: Awesome. Okay. Great, thank you very much and congrats.

OPERATOR: Our next question is from Michael Rose of Raymond James. Please go ahead.

MR. ROSE: Hey, good morning, guys. How are you?

MR. MCGRAW: Good morning, Michael.

MR. ROSE: Hey, couple of questions, obviously this brings you to Florida. Can you talk about what your plans might be there? I mean is that a market you’d like to grow into and may be potentially do some other deals down the road?

MR. MCGRAW: Michael, at this stage we are obviously going to be looking at the opportunities in Florida, that does not mean though that we still aren’t prioritizing opportunities in Alabama, Tennessee and Georgia as we look down the road. Mike Ross, as you should know, when he was with South Trust and with Regions, spent most of his time in those Florida markets. So we feel like Mike will add a lot of expertise to us in that area. But Florida will become part of our franchise, and we look at it similar to other markets where opportunities exist.

MR. ROSE: Okay. That’s helpful. And then just more of a modeling type question, and it seems like Heritage had pretty strong mortgage income in the last two quarters. How should we think about that on a run rate base? Obviously, it’s gain on sales, so hard to tell in terms of market share and things like that, but how should we think about the trajectory there for that line item? Thanks.

MR. CHAPMAN: Yeah. I’ll comment just on what our thoughts are on the mortgage group, and then I would like Heath or Len to discuss what they have been doing in their mortgage group, give a little bit of background for everybody on the call. But if you look at their mortgage group, particularly in relation to ours, it doubles the size of our mortgage group. I think their mortgage group has projected to do upwards of $1 billion in originations, they made a significant amount of investments in Atlanta. Atlanta continues to see its population growth, new house sales continue to increase. So, that mortgage group and the mortgage income coming off of that mortgage group, will be consistent with what we see on our end, if not slightly higher than that. But we view that as one of the opportunities of this deal as we did with M&F where they had lines of businesses that we had invested in. The mortgage group for the Heritage – on the Heritage side or the line of business that we thought we could gain scale in outside of just your traditional commercial banking space.

Exhibit 99.1

MR. ROSE: Okay. That’s helpful and then one final one from me if I can. Just relates to capital, I know you said the TCE is going to dip down to about 6.8, but what is total risk base and leverage going to look like and why not raise capital here to may be give investors and the street a little bit more comfort? I know you guys have historically run kind of below peer averages and why not take the opportunity here to have a little more dry powder? Thanks.

MR. CHAPMAN: Yeah. So, and just looking at our regulatory ratios, our total capital ratios, if I just look as those 9/30 on a pro forma basis, we get close to 12%. And the reason that we’re not modeling any capital or assuming any capital is because on the combined entities and the double-digit accretion and the retention of earnings, it allows us to build capital very quickly. We’re projecting capital ratios, all capital ratios, TCE and regulatory that within the first year, we accrete back on the low-end 100 basis points of capital. And so, the thought is we’re just being very pragmatic about raising capital, when the earnings generation and the profitability of the company continues to improve, and we will accrete capital back very quickly.

MR. ROSE: Okay. Thanks for taking my questions.

MR. MCGRAW: Thank you, Michael.

OPERATOR: Our next question is from Kevin Fitzsimmons of Hovde Group. Please go ahead.

MR. FITZSIMMONS: Hey. Good morning, guys.

MR. MCGRAW: Good morning, Kevin.

MR. FITZSIMMONS: Could you just give us a sense, Robin, how you view the state of Georgia as a whole? Because I think in past conference calls, you’ve really focused on north metro Atlanta. And I know a few years back, you kind of put that way down on the priority list, but it seemed like last couple of quarters that that has climbed up, because you noted that Atlanta is getting more healthy. But really never heard you talk about southern Georgia. So, I just want to get a sense what the appeal was number one and then how you view the state as a whole going forward, do you want to get bigger in southern Georgia from this platform? Or do you view it just as a nice funding base to lend in Atlanta and Nashville and places like that? Thanks.

MR. MCGRAW: Yeah. It’s a combination of what you say Kevin. As we’ve explored the opportunities and got to know Heritage, we found out that their credit quality metrics were extremely good. Their credit quality itself and their processes are very good to the extent that we feel very comfortable about the loans that they have on their books and the markets that they are in, and as we explored the markets as you look at the – at Albany, and Macon, and Valdosta and markets down in this area – the Statesboro market, they are all really, really good markets, decent size MSAs, and we feel like there is some growth opportunity in these markets.

Heritage just acquired about a $140 million branch or is in the process of buying from PrivateBank in the Atlanta market. Brian Schmidt has come on board with that transaction.

Exhibit 99.1

Brian has been a CEO in the Atlanta market for about 14 years, so he’s very knowledgeable of the market itself. That when you couple with Ken Davis and what he’s done in that North Atlanta and North Georgia market for us, we feel like that this gives us – puts us in a position of being one of the top, less than super regional banks in the state of Georgia right now. To the extent that you mentioned the funding base, we do see the South Georgia markets very similar to our markets in – a lot of our markets in Mississippi and the Decatur, Alabama market very similar type of customer base. So, it’s the – the type of markets that we had been banking in for many, many years and so therefore, we feel like this is a very good fit for us. From a social standpoint, cultural standpoint, Heritage matches us kind of tit -for-tat. We felt like it’s a great marriage from that prospect. So, the answer to your question, we’re excited about the opportunity of being in these markets and again giving us a very broad base in the state of Georgia.

MR. FITZSIMMONS: Ok. Great. Just one quick follow-up. You mentioned that the pro-forma size of the company is going to now reach up to $7 .5 billion. A lot of folks talk about that $10 billion threshold is being more scrutinized by regulators implying higher cost having to do with an added regulator and other things. You’re going to be big enough at $7.5 billion that arguably some regulators may view you as on approach for that threshold and start treating you differently. Just wanted to get a sense for how you view that size question. Do you want to get $7.5 billion and put the brakes on? Do you feel you’re already dealing with that kind of scrutiny pressure from regulator, so it’s not a big deal? Just wanted to get a sense for how you thought of it.

MR. MCGRAW: Let me make a couple of comments; then I’m going to let Kevin make a couple of comments. We have - in fact, we spent a lot of time last summer at our board retreat on that very topic. And one of the things that we have done is that in anticipation of the point that you made, gone ahead and made some investments that we felt would have to be made as you cross or get close to that $10 billion level. Those investments being in the areas of compliance. In addition to that we have strengthened our IT group. We hired a new Chief Information Officer, and we’ve been going in and putting our backbone and strengthening it with a new technology center. And so, therefore, we are, in fact, in anticipation of exactly what you’re talking about, we’re not at this time looking to cross over that threshold, and there are definitely hard costs as we cross over that threshold as you’re aware of. But, Kevin, do you want to make any comments about it?

MR. CHAPMAN: Yeah, I would just add to that saying that I mean that the $10 billion threshold is obviously a risk. There are real world examples, and there is a lot of heartache and heartburn about going over $10 billion. As Robin was mentioning, we are of the opinion that several of the matters that banks over $10 billion are dealing with, banks under $10 billion are going to have to deal with those regardless of their size. And this is specifically on stress testing or compliance with CFPB. So we are already making adjustments to our business model being aware of what the risk of those are or what the cost of those are long before we ever get to $10 billion, and we’re of the opinion, I hope we’re wrong, but we are of the opinion, regardless of size, there are certain things that big banks over $10 billion are doing that we will be subject to in the future. And so we are adjusting now for that.

Exhibit 99.1

MR. FITZSIMMONS: Great. Very helpful. Thanks, guys.

MR. MCGRAW: Thanks, Kevin.

OPERATOR: Our next question is from Brad Milsaps from Sandler O’Neill. Please go ahead.

MR. MILSAPS: Hey good morning, guys.

MR. MCGRAW: Good morning, Brad.

MR. MILSAPS: Robin and Kevin, I’m a little disadvantaged; I don’t cover HBOS, but just kind of curious if you would help us a little but on sort of your path to your double-digit EPS accretion. Did you guys rely specifically sort of on the 2016 estimates that are out there? Or were there big adjustments, one way or the other? And the reason that question is it looks like they earned, on a core basis, a little over $3 million in the third quarter. I know they’ve got a lot of moving parts with FDIC assisted income and another acquisition closing but even with the cost saves, there’s still a pretty good ramp in earnings there. So just curious if you could kind of help us a little bit on how you get to some of those 2016 numbers that are out there?

MR. CHAPMAN: Yeah. So I mean with everything that Heritage has been doing over the last couple – well, in particular this year, historical is not a good indication of what the future earnings are. And so we did look at the future forecast. We really didn’t look so much at the analyst reports; we looked at their own internal projections. We did make some adjustments for them. For the most part, we brought those assumptions down. So reducing some of the future revenue, but even when we looked at it, in reducing and stressing some of our assumptions, we still found that in almost all scenarios that it was still very financially accretive based on future earnings. And that double-digit threshold in a variety of scenarios still held true, a double -digit earnings accretion. But we did use their 2016 forecast – of 2015 and 2016, but not necessarily the analysts estimates we use internal projections and then discounted those back.

MR. MILSAPS: Okay. Great, that’s helpful and you guys have done a nice job of getting up and above your 1 % ROA goal. How does this deal change sort of your profitability aspirations, if at all, as you think about the next couple of years?

MR. CHAPMAN: No, it doesn’t change them at all. We’re still focused on growth and more specifically profitable growth. All this does is just enhance it. It not only improves EPS, it improves profitability. One ratio that is going to stand out on a pro forma basis is just the efficiency ratio. With the reliance on mortgage income, with Heritage – this is true for ours as well – the mortgage operations – a lot of our other lines of businesses, mortgage, wealth management, insurance – they’re not as efficient as the standalone bank. So that’s going to put a little bit of upward pressure on our efficiency ratio, but we don’t think it’s anything that’s not manageable. Our focus hasn’t changed. All Heritage does is just enhance what we currently have plans to do from a profitability standpoint.

Exhibit 99.1

MR. MILSAPS: Okay. Great. Thank you.

MR. MCGRAW: Thank you, Brad.

OPERATOR: Our next question is from David Bishop of Drexel Hamilton. Please go ahead.

MR. BISHOP: Hey. Good morning, gentlemen.

MR. MCGRAW: Good morning, Dave.

MR. BISHOP: A question for you, I know that the slide deck says no revenue enhancements assumed. But is there a product that Renasant currently has, especially on maybe on the wealth management side that you can overlay in terms of Heritage and may be they weren’t offering to their bank customers?

MR. MCGRAW: Yeah. To that point, there are quite few products that we can, but we felt like going back to Kevin’s comments that we didn’t utilize full projections for the Heritage income. We just did not want to assume any revenue enhancements just from a conservative standpoint. They do have a very good brokerage arm, that they do offer mutual funds, annuities throughout the system and have one of the top sales people in the country. They’re on the same system that we’re on. So we are very pleased with that. But we do feel like that we can in fact overlay other wealth management products in these markets, which we’re ready beginning to start to expand in the Atlanta market with wealth management products. So yes is the answer to your question, we think there are some opportunities in those products that are not being currently offered in the Heritage footprint.

MR. BISHOP: Great. Thank you.

OPERATOR: Our next question is from Matt Olney of Stephens Inc. Please go ahead.

MR. OLNEY: Hi. Thanks. Good morning guys. I wanted to ask about the expected cost saves in the transaction. Lot is going on in Heritage in terms of recent deals, pending deals. Can you give us any more help for modeling purposes for the 20% cost save estimates?

MR. CHAPMAN: Yeah. I mean the 20%, what we did is, we looked out at 2015 and 2016. So you do have to include the impact of the Alarion acquisition which just closed at the end of the third quarter. You’ve got to assume a full run rate on that for 2015 and 2016. And then also we included some expense for the pending acquisition of a branch up in Atlanta, the Private Bank branch acquisition. So you have to assume both of those.

Exhibit 99.1

And then we also assumed some ramp in expenses as well on the mortgage side. So at looking out, you’ve got to look at 2015 and 2016 expenses to apply that 20%. It will not be 20% of the historical; it’s got to be the 2015-2016 estimate.

MR. OLNEY: And are you assuming branch closures within that?

MR. CHAPMAN: We are not, no. No, we’re not. We have some limited overlap, but we’re still analyzing all of that, to see if there is any opportunity for that. But at this time, no we’re not modeling any of that.

MR. OLNEY: And what about the outlook for the margin for the combined companies? Kevin, any help there for modeling purposes?

MR. CHAPMAN: Yeah, it’s going to be extremely noisy, but all joking aside, it will be impacted by the purchase accounting adjustments, I think Heritage’s – their margin is high fours right now. And so that run rate will continue just with their own purchase accounting acquired books, and then depending on what the credit marked does, if that credit mark – if the cash flows are slightly better or better than what we’re projecting, then it could be noisy in the early years as we saw with M&F.

MR. OLNEY: Okay. Thanks guys and congrats again.

MR. MCGRAW: Thank you, Matt.

OPERATOR: Our next question is from John Rodis with FIG Partners. Please go ahead.

MR. RODIS: Good morning guys; congrats on the deal.

MR. MCGRAW: Thanks John, good morning.

MR. RODIS: Good morning. I guess most of my questions were asked and answered, but maybe Robin just one follow up, I guess, just your thoughts on future M&A activity from here, are you sort of on the sidelines for a quarter or two or sort of what are your thoughts?

MR. MCGRAW: John, obviously we won’t jump out and do another deal of this size. If there are smaller opportunities out there, we won’t back away from those opportunities because of this pending transaction. We think that we should have a relatively easy integration process here, but we won’t be looking for any large opportunities – only if there’s something that appears in that smaller range of $0.5 billion to $1 billion in that area probably.

MR. RODIS: Okay. And Robin may be just one follow up on Florida. Now that you are entering the state with this deal, would you consider doing, I guess, a standalone acquisition for a bank just in Florida?

Exhibit 99.1

MR. MCGRAW: Well, let me say this. We have not actually looked or anticipated doing that, John, it’s one of those deals you never say never but that is not something that we have looked at at this point. In the past, we made the comment that we would not do a standalone purchase in Florida, but wouldn’t hesitate as far as acquiring a bank that had a presence there—which it’s obvious that Heritage was a bank that fit that description. At this stage we are not looking at anything in Florida or not anticipating anything in Florida, but it’s not to say that we would not look in the future.

MR. RODIS: Okay. That makes sense. Thanks again guys.

MR. MCGRAW: Thanks John.

OPERATOR: Our next question is from Andy Stapp of Hilliard Lyons. Please go ahead.

MR. STAPP: Good morning and congratulations.

MR. MCGRAW: Thank you, Andy. Good morning.

MR. STAPP: Yeah. All my questions have been answered except for one just wondering about the timing of the systems conversion?

MR. MCGRAW: Assuming the timeline that we’ve talked about the conversion, hopefully it would be toward the end of the third quarter.

MR. STAPP: Okay. Great. Thanks.

MR. MCGRAW: Thanks Andy.

OPERATOR: Our next question is from Kevin Reynolds of Wunderlich Securities. Please go ahead.

MR. REYNOLDS: Kevin, we forgot to buy the consonant. Hey guys. So most of my – like Andy – most of my questions have been asked and answered too. I did have one thought or one question about just kind of the nature of the markets. I know this on the surface looks like your legacy footprint in terms of the characteristics of the combined markets you’re buying, do you view that the same way looking at an in totality or is there the possibility that you might shed some small pieces of markets out there – some of the newer markets that you acquired and I’ve got a follow-up question as well?

MR. MCGRAW: Right now, Kevin – we agree 100% with you. We see the markets, south of Atlanta that Heritage is in currently as being markets that are not dissimilar to the Mississippi markets and North Alabama markets that we’re already in. We feel like that we have some great opportunities there. So, at this stage, there are no plans to exit in any of those markets.

Exhibit 99.1

MR. CHAPMAN: Kevin, just to follow-up on that to your exact point. We were able to understand these markets. We are comfortable with them because they do have similar feels, similar size of a lot of our markets in our existing footprint. And frankly, we see value in those. It will not preclude us from levering up those low costing deposits into the markets of Atlanta, Nashville, East Tennessee, Alabama – in East Tennessee, Birmingham, Alabama. It doesn’t prevent us from continuing our same strategy that we’ve got going on. And frankly, we weren’t scared of these markets because of an implied lack of value there. We saw value in these markets.

MR. REYNOLDS: Okay. And then, sort of going back to a question I think I asked in the last conference call about your timing of getting to Atlanta versus Ole Miss getting to the championship game in there and which one happened, would happen quicker. So, you win that race. But I’m thinking about, as you go there – is there an opportunity for – will you look at this now and you’re going over there in a couple of weeks. I’m sure to your bowl game. Market tours there and then thoughts about maybe looking, I know we look at Georgia and Florida as expansions, but is there a thought of looking the other direction down the line and building out that way to the west of Mississippi or do you think you’ll just continue to sort of concentrate and add march forward in the southeastern footprint as you have with this deal?

MR. MCGRAW: Yeah. To your point Kevin, we didn’t quite make it to that championship game this year. But we are going to Atlanta, and we do like Atlanta, and we feel like Atlanta is the largest city in the southeast and it still is a dynamic city. We feel like that there’s a lot of opportunity there. We like our southeastern footprint. At this stage, we don’t have any desire to go west of the Mississippi, in answering your question. We like banking in the markets in the five states that we are now in, we think there’s some great opportunity in those states and as far as any future immediate future expansion, it would be within the confines of those areas.

MR. REYNOLDS: And then will you use this, I’m assuming that you’ll look to expand as you have in the past your lending team, actually your overall banking team not just lenders and maybe add more talent in this footprint. Since you’re, I think you said you could do more deals but you’re necessarily compelled to do more deals, is the way you grow from here and make share recruiting from other banks?

MR. MCGRAW: Without a doubt, that’s been our philosophy all along, and we feel like that in the Georgia markets, in the Atlanta markets and North Georgia markets and in the south Georgia markets we have excellent bankers, who can in fact – Len has a proven record of attracting great talent in these markets that we’re in. And I think, that we’ll see the same in the Atlanta area, North Georgia area and in the South Georgia markets and in the Florida markets that we’re in, we feel like that there is a lot of talent down there. I mentioned before Mike Ross was responsible for those Florida markets for South Trust and for Regions. So therefore there are some real opportunities, we see as far as some talent that Mike has worked within the past also. So yeah, we see a lot of opportunity for adding talent to the team.

Exhibit 99.1

MR. REYNOLDS: Okay. Thanks. Good luck on New Year’s Eve.

MR. MCGRAW: Thanks. We need it. Your friends over in Arkansas weren’t very kind to us.

MR. REYNOLDS: Well, we have to do that every once a while to remind people that we’re there. Thanks.

MR. MCGRAW: Thanks, Kevin.

OPERATOR: Our next question is from Peyton Green of Sterne, Agee. Please go ahead.

MR. GREEN: Yes. Good morning. I mean certainly congratulations on the financial attractiveness of the deal. I guess just stepping back and kind of looking maybe from a little higher level on it. I mean and thinking about Heritage in terms of the core margin is down around 330, and the deposit base is pretty well levered with the loan to deposit ratio of around 90%. I know you all have not modeled revenue growth. But I mean how much may be to what degree have they grown in markets, maybe a little more aggressively than you all would have grown markets and is there some potential for loan runoff and, if so, what should we bake into our models on that note, Kevin?

MR. CHAPMAN: Yeah. I mean how we got comfortable with their call it their loan to deposit ratio, being elevated, but I think if you go back and you look at a lot of their markets that they are in and at least for a lot of – where some of that loan growth was coming out or the majority of that loan growth is coming out of. Similar to what we experienced in our de novos, they found good bankers in those markets and were able to attract them to their culture. That’s no different than what we’ve done with our seven de novos. And so, I think really as I look at it and how we modeled it is that’s more of a timing difference. The loan balance has moved first. The next phase of those operations is to build the deposit base, and specifically I’m talking about – we’re talking about Valdosta, we’re talking about several of the markets –Macon, Georgia. They’ve had high levels of loan growth. That’s what we experienced in East Tennessee, that’s what we experienced in Montgomery – the deposits follow that. So that’s, I guess that’s where we modeled and didn’t view that necessarily as a risk is because their methodology is very similar to ours when it came to de novos - they attracted good talent and good markets and provided a similar culture that they were used to. And those bankers have thrived in Heritage’s cultures – in Heritage’s culture - we think they will thrive in ours as well.

MR. DORMINEY: I would add to that, Peyton, is that you talked about the loan growth in some of these markets. Obviously what Kevin just described is that you have good tenured bankers, 20 year, 25 y ears, 30 year bankers that have lived and worked in these communities, have a large sphere of influence and when we were able to move them or lift them out to our company, they were bringing over loans in many cases, in most cases, frankly, relationships that they had a long standing history with so, it’s new business for our company, it’s not necessarily new business in the sense that we’re not familiar, or they ‘re not familiar with the company or the customer, so I

Exhibit 99.1

think when you look at it from that perspective too, the risk is somewhat mitigated for what would normally associated with those high growth levels because we’re dealing with customers that the lenders have been dealing with throughout in many cases of banking careers.

MR. GREEN: Okay. Great and then I guess just in terms of the mortgage business, Kevin. I mean what do you see that Heritage is doing better than you all are and may be what are you all doing better than they are in terms of the potential synergy that might come out of that combination?

MR. CHAPMAN: Well I think the – I think what they’ve got is they have a heavier concentration in Atlanta which has higher population growth and higher housing inventory turnovers, and they still have opportunity to pick up market share. I don’t think we’re done with the build out of that mortgage team. I think they still have the opportunity to pick up market share. Likewise on our end, we are not done with our build out over the last call it last two quarters, we have announced two teams lift outs as well on our mortgage side. So really when you look at the two, there is a lot of similarity, they are a little bit more concentrated in the Atlanta market, but if you look at it from a wholesale or retail originations, there is very similar when you – there is very similar demographics when you look at as a percentage of wholesale/retail. Heritage’s mortgage business does more new purchase money than we do, I think they are around 80 -20, 80% new purchase money, 20% refi. We are more in the 70 -30, 70% new purchase, 30% refi. So there is a lot of similarity that I’d just think really the biggest difference is just their concentration in Atlanta.

MR. DORMINEY: Can I add one comment to that. This is Len Dorminey. We brought the team over in August of 2012. Our mortgage team, the executive team, and with the growth projections that we were looking at, we felt that it was imperative that we build out the process, the infrastructure, the compliance and all of those things that have to proceed dramatic mortgage loan growth. So I think as you know from previous conversations, we spent a year-and-a-half really putting that infrastructure together, making sure that when we brought on the really good originators that we were in position to process those loans and not have any kind of compliance issues or frankly reputation risk from a lot of production that we couldn’t handle. So my point in saying that is that I think in our mortgage operations someone mentioned earlier that we have been profitable for the last couple of quarters. We’re just now hitting our stride; we waited until really the last year to start bringing over the really good originators which took them a while to build their pipelines, and now what you’re seeing is the results of really a couple of years of building a platform. Tim Riley on the wholesale correspondent side has been with our bank a few months now; he is really just now, same thing, hitting his stride on that side of the business. So, at Heritage, we had great anticipation and hope for our mortgage operation, we feel very comfortable where it was going and with the projections that we had shown on that side of the business as well.

MR. GREEN: Yeah. No, I guess my question to Kevin was I mean knowing that yours is just really a 2.5 old year old business, I guess just trying get a sense from the scale point of where

Exhibit 99.1

your $290 million or so production was in the third quarter. I mean is that half of the back office capacity, is that two -thirds of it? Just trying to understand kind of what the overall capacity for that business line is on your side. And then it would seem like you don’t need two compliance in back office pieces for the mortgage business. But just trying to understand maybe how much of the cost saves potentially the mortgage business is versus the lack of traditional overlap on the bank side?

MR. MCGRAW: Let me make a comment; this is Robin. We did not model any cost saves on the mortgage part. There will be synergies in that will be a gradual process but we felt it appropriate, again being as conservative as we like to be, that we not model any cost saves in on the mortgage front on either side. And as we start getting this synergy, we will in fact be able to actually see some costs saves, I think, along the way but we feel like we have two very strong mortgage teams and we will, in order to not disrupt anything, basically operate the two of them under separate brands for a year or so just to kind of keep things going like they’re going right now we feel very comfortable. As Kevin mentioned, we just had a nice lift out of a mortgage group in our Alabama markets, and we just announced one in the Georgia markets. So we felt like that those two mortgage teams will be very profitable to the company, and initially we will, in fact, operate them under separate brands because we think it would be more beneficial to us that way, and over time kind of work the synergies as far as the combination of the two.

MR. GREEN: Okay. As a last question, just to follow up on the core margin, I mean Renasant’s core margin is around 4% based on our numbers; Heritage’s is closer to 330. I mean may be conceptually talk about how you would like to manage their margin, maybe differently than they manage their margin?

MR. CHAPMAN: Yeah. I mean well one thing that we’ll do is over time as we integrate, we’ll work to incorporate our pricing models, our pricing philosophies into their system, and over time, work to get that bottom line core margin up. So I mean that’s no different of what we’ve done with M&F, it’s no different than what we’ve done in any of our deals is just work post acquisition and post integration to work in the pricing model on the loans side. The other thing, and it’s no different than what we’re doing on the Renasant side, is continue to change the mix of our deposits and that’s not anything different than we’ve got, we’ve got to handle on the Renasant side. We’ve got opportunities to improve our deposit base and that’s the same opportunity we have with the Heritage side, Robin, Mike?

MR. MCGRAW: I think, to that point Peyton, what we feel like we’ll be able to do, and I’m going to let Mike, elaborate on this because this is his – one of his domains, is we would like to move more into the C&I space on the loan side, but in addition to that go in and leverage our treasury management process, we feel like that we have a tremendous treasury management process that will in fact make a big move in changing the mix of their non-interest demand deposit. Right now Heritage is showing a fairly low percentage of non-interest demand deposits, and we feel like moving more treasury management opportunities this way will impact and enhance that. Mike, do you want to comment on that?

Exhibit 99.1

MR. ROSS: Robin, I think you were spot on and Peyton, when we’re able to add additional C&I support to the existing Heritage franchise and bring some of the treasury management which will help ultimately change the deposit – positively change the deposit mix and lower even further their deposit cost. And in addition to that, some of the C&I lending products or some of our higher margin lending products, we’ll be able to bring those to these markets, and we feel like over time that margin will creep up as a result of that closer to where the legacy Renasant margin is.

MR. MCGRAW: Peyton, back to the point, they have not consummated the branch acquisition transaction with PrivateBank, Private in that $140 million deposits. They have a higher non-interest demand deposit ratio than the Heritage bank itself. So that in fact will be an enhancement down the line, and obviously as we grow in that Atlanta market, which we plan to do, it will be basically commercial type deposits - small business type deposits. As you know, we are very fond of that business banking space especially in the Atlanta area, and we think that that will only enhance the margin in this area.

MR. GREEN: Okay. Great. Thank you for taking my questions.

MR. MCGRAW: Thank you, Peyton.

OPERATOR: Our next question is from Brady Gailey of KBW. Please go ahead.

MR. GAILEY: Hey, guys. The deal really looks nice for both sides. So, congrats again. I will say, I am a little surprised on the timing of Heritage selling just given you had the close of Alarion just a couple of months ago. You have another deal pending. I thought a sale might come in the next year or two not necessarily today. So I guess just a question for Len. Len, what were some of the factors that drove Heritage to decide to seek a partner today?

MR. DORMINEY: Brady, obviously, we looked at whether we should stay independent, what are all of the options to us, consider merging, being acquired by the right partner, there is obviously a good bit of uncertainty in the banking space right now. While we certainly felt confident that we could continue to do what we are doing, we also felt like that if we were going to partner with any one that we wanted to make sure that we had the right partner, someone that operated very similarly to the way that we do in terms of our philosophy, our cultures, our business model and all of those things were paramount in our decision. And so, I can tell you that was one of the over-riding, over-arching decisions as to why to go ahead and move forward now today. This opportunity was available; we thought it was a good option for us because of the Renasant team and the way they operate.

Exhibit 99.1

And when you look at the combined company, the last thing that anybody wants to do in a merger situation is to go in and change the way that you operate totally in your markets, because then you stand the risk of losing all of number one, the inertia that you’re generating, and number two, you stand to lose a lot of your lenders and then you know what happens from there. So we feel like that with Renasant and the way they operate and some of the enhanced product services, they will be able to provide that this is only an enhancement for us, give us the opportunity to continue doing what we’re doing, do it better and with more products and services going forward.

MR. GAILEY: Okay, great. Thanks, Len.

OPERATOR: [Operator Instructions]

MR. MCGRAW: Emily, what did you just say?

OPERATOR: I was just giving a reminder. [Operator Instructions] And at this time, I’m not showing any additional questions. So I’d like to turn the call back over to Mr. Robin McGraw for any closing remarks.

MR. MCGRAW: Thank you, Emily. We appreciate everybody’s time today and the interest that they’ve shown in Renasant Corporation going forward in the future. Look forward with speaking with each and every one of you again in the future. Thanks a lot.

OPERATOR: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.